

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 3, 2018

Tsontcho Ianchulev
Chief Executive Officer
Eyenovia, Inc.
501 Fifth Avenue, Suite 1404
New York, NY 10017

> **Re: Eyenovia, Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted December 19, 2017**
> **CIK No. 0001682639**

Dear Dr. Ianchulev:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Form S-1 filed December 19, 2017

Results of Operations
Nine Months Ended September 30, 2017 Compared with Nine Months Ended September 30, 2016, page 55

1. We have reviewed your revised disclosures in response to prior comment 3. Please revise to disclose, if true, that you do not track research and development costs by project.

Critical Accounting Policies

Stock Based Compensation , page 58

2.   We have reviewed your revised disclosures in response to prior comment 4. In your disclosures, you indicate that you obtained a third-party valuation of your common stock that was done in accordance with the guidance outlined in the American Institute of Certified Public Accountants' Accounting and Valuation Guide, *Valuation of Privately-Held-Company Equity Securities Issued as Compensation*. Please revise to disclose the specific method(s) the third party used to determine the fair value of the company's shares and the nature of the material assumptions involved.

        You may contact Keira Nakada at 202-551-3659 or Sharon Blume at 202-551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Suzanne Hayes at 202-551-3675 with any otherquestions.

                                                          Division of Corporation Finance
                                                          Office of Healthcare & Insurance

cc: Benjamin Reichel